Cedar Fair, L.P. Press Release

One Cedar Point Drive

Sandusky, Ohio 44870-5259

For Immediate Release Contact: Brian C. Witherow May 13, 2002 (419) 627-2173

Cedar Fair, L.P. Announces First Quarter Results

SANDUSKY, OHIO, May 13, 2002 -- Cedar Fair, L.P. (NYSE: FUN), a publicly traded partnership, which owns and operates six amusement parks and five water parks, today announced results for the first quarter of 2002.

Richard L. Kinzel, president and chief executive officer, explained that virtually all of Cedar Fair's revenues from its five seasonal amusement parks and five water parks are realized during a 130-day operating period beginning in early May, with the major portion concentrated in the peak vacation months of July and August. Only Knott's Berry Farm is open year-round, but the park operates at its lowest level of attendance in the first quarter of the year. Cedar Fair's other first quarter revenues have historically been minimal.

Net revenues for the first quarter of 2002 increased to $23.9 million from $19.9 million in 2001, due to the addition of Oasis Water Park's first quarter revenues and the contribution of Knott's Berry Farm during an additional six operating days in the 2002 period. Excluding the results of Oasis and the extra days of operations, revenues for the quarter increased 2% to $20.3 million on a 4% increase in early-season attendance at Knott's and a 1% decrease in guest per capita spending at the park.

Operating results for the period include normal off-season operating, maintenance and administrative expenses at the Partnership's seasonal amusement and water parks, and daily operations at Knott's Berry Farm. Excluding depreciation, other non-cash charges and a $3.2 million non-cash provision for losses on the retirement of assets, total operating costs and expenses for the quarter increased to $43.3 million, due to the addition of first quarter downtime expenses at Oasis Water Park and Michigan's Adventure, both acquired last year, and the additional six days in the 2002 period. On a comparable basis, first quarter operating costs and expenses actually decreased 2% to $37.9 million, from $38.6 million in 2001. The Partnership's net loss for the quarter was $32.5 million, or $0.63 per limited partner unit, compared with a net loss of $30.5 million, or $0.60 per unit, a year ago.

Cedar Fair's six amusement parks are Cedar Point, located on Lake Erie between Cleveland and Toledo; Knott's Berry Farm near Los Angeles in Buena Park, California; Dorney Park & Wildwater Kingdom near Allentown, Pennsylvania; Valleyfair near Minneapolis/St. Paul; Worlds of Fun, located in Kansas City, Missouri; and Michigan's Adventure near Muskegon, Michigan. The Partnership's water parks are located near San Diego and in Palm Springs, California, and adjacent to Cedar Point, Knott's Berry Farm and Worlds of Fun. Cedar Fair also operates Camp Snoopy at the Mall of America in Bloomington, Minnesota under a management contract.

"With the 2002 summer season now underway, we are confident that the $42 million in new rides and attractions we have added will generate strong public interest in each of our market areas," said Kinzel. "Cedar Point's Wicked Twister, the world's tallest and fastest 'double impulse' roller coaster, has already received a tremendous response as the result of early-season publicity efforts, and it is every bit as exciting to ride as we hoped it would be. Meanwhile, we expect the addition of a new world-class roller coaster at Knott's Berry Farm to contribute to a very strong 2002 season at that park. The new coaster, called Xcelerator, is scheduled to open to the public next month."

Kinzel also noted that the other attractions being added for the 2002 season, including family-oriented rides at both Dorney Park and Worlds of Fun, were all ready for opening day, and are being received very well by their local markets.

"While the first quarter is not a meaningful part of our full-year financial performance, we are pleased with the early response to the new rides and attractions we have added," continued Kinzel. "We remain cautiously optimistic that we can generate at least 3-5% internal growth in net revenues this season, along with increases over last year's levels in both full-year EBITDA and net income, which would allow us to increase our cash distribution rate again later this year," he concluded.

Mr. Kinzel will host a conference call with analysts at 11:00 a.m. Eastern Time on Tuesday, May 14, 2002, which will be web cast live in "listen only" mode via the Cedar Fair web site (www.cedarfair.com). It will be available for replay starting at 2:00 p.m. ET, Tuesday, May 14, 2002, until 11:59 p.m. ET, Tuesday, May 28, 2002. In order to access the replay of the earnings call, please dial 800-642-1687 followed by the access code 3978078.

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